EXHIBIT 1

FOR IMMEDIATE RELEASE

SYSTEMAX INC.
11 Harbor Park Drive
Port Washington, NY 11050

INVESTOR CONTACT:
Steven M. Goldschein
Chief Financial Officer
516/608-7000

SYSTEMAX REPORTS FOURTH QUARTER AND YEAR END RESULTS

PORT WASHINGTON, NY, February 28, 2003 - Systemax Inc. (NYSE:SYX), a leading manufacturer and distributor of PC hardware, related computer products and industrial products in North America and Europe, today announced results for the fourth quarter and year ended December 31, 2002.

Net sales for the fourth quarter were $403.3 million compared to $406.9 million in the year ago quarter. Income from operations was $4.0 million compared to $3.9 million in the fourth quarter a year ago. Richard Leeds, Chairman and Chief Executive Officer, commented that while conditions in the market place remained difficult, the results of the Company’s cost reduction and containment efforts enabled us to maintain our operating income despite continued downward pressure on selling prices. He added, “The Company’s consumer segment was strong and grew profitably while the business-to-business segment remained weak.” Net income was $1 million or $.03 per diluted share compared to $2.6 million or $.08 per diluted share in the prior year period. Fourth quarter net income was adversely affected by a higher tax rate which resulted from an adjustment to the estimated rate used for the first three quarters.

For the year ended December 31, 2002, net sales were $1.552 billion compared to $1.547 billion in the prior year. Excluding the effect of a change in accounting for goodwill recorded in 2002, the Company incurred a net loss of $8.0 million or $.23 per diluted share compared to net income of $653,000 or $.02 per diluted share last year. The loss for 2002 includes a non-recurring, $13.2 million (pre-tax) charge resulting from the Company’s decision to discontinue the development of a customer order management system and $4.1 million of integration and other related costs incurred on the consolidation of the Company’s United Kingdom operations. Including the cumulative effect of the change in accounting for goodwill of $51 million (net of tax), the net loss for the year was $58.9 million or $1.73 per diluted share.

“We believe that we have taken appropriate steps to help position our business to be able to achieve repeatable profits. Strategically, we remain focused on improving service levels to our customers and improving our internet offerings and efficiencies. The unpredictable economic outlook in both North America and Europe remains the biggest question for 2003,” Mr. Leeds commented.

Steven Goldschein, Chief Financial Officer emphasized that the Company has continued to closely manage its inventory and accounts receivable. Tight cash controls and minimal capital expenditures enabled the Company to have no domestic short-term borrowing since April 2002. Cash increased to $63 million from $36 million at the end of the prior year.

Systemax (www.systemax.com) has developed an integrated system of branded e-commerce web sites, direct mail catalogs, infomercials and relationship marketers to sell PC hardware, related computer products and industrial products in North America and Europe. Systemax Inc. is a Fortune 1000 company.

SYSTEMAX INC.

Consolidated Statements of Operations
(In thousands, except per share and share amounts)

                                                    Three Months Ended                      Year Ended
                                                        December 31,                        December 31,
                                             --------------------------------  ------------------------------------
                                                    2002              2001               2002               2001
                                             --------------   ---------------  -----------------  -----------------
Net Sales                                         $403,347          $406,935         $1,551,517         $1,546,975
Cost of Sales                                      336,272           326,543          1,285,929          1,270,051
                                             --------------   ---------------  -----------------  -----------------
Gross Profit                                        67,075            80,392            265,588            276,924
Selling, General & Admin Expenses                   61,733            73,753            256,075            271,636
Restructuring and Other Special Charges              1,350             2,758             17,294              2,758
                                             --------------   ---------------  -----------------  -----------------
Income (Loss) From Operations                        3,992             3,881             (7,781)             2,530
Interest And Other Expense, net                        305                 6              1,226              1,488
                                             --------------   ---------------  -----------------  -----------------
Income (Loss) Before Income Taxes                    3,687             3,875             (9,007)             1,042
Provision (Benefit) For Income Taxes                 2,686             1,259             (1,039)               389
                                             --------------   ---------------  -----------------  -----------------
Income (Loss) Before Cumulative Effect of            1,001             2,616             (7,968)               653
Accounting Change
Cumulative Effect of Accounting Change-net                                              (50,971)
                                             --------------   ---------------  -----------------  -----------------
Net Income (Loss)                                   $1,001            $2,616           ($58,939)              $653
                                             ==============   ===============  =================  =================

Net Income (Loss) Per Common Share:
Before Cumulative Effect of Accounting
Change                                                $.03              $.08              $(.23)              $.02
Cumulative Effect of Accounting Change - net                                              (1.50)
                                             --------------   ---------------  -----------------  -----------------
Net Income (Loss)                                     $.03              $.08             $(1.73)              $.02
                                             ==============   ===============  =================  =================

Weighted Average Common And Common Equivalent Shares:
Basic and Diluted                               34,104,290        34,104,290         34,104,290         34,104,290
                                             ==============   ===============  =================  =================

SYSTEMAX INC.

Condensed Consolidated Balance Sheets
(In thousands)

                                                                        December 31,       December 31,
                                                                          2002               2001
CURRENT ASSETS:
Cash and cash equivalents                                                  $62,995            $36,464
Accounts receivable, net                                                   148,554            136,358
Inventories                                                                 98,401             92,170
Prepaid expenses and other current assets                                   40,416             36,289
                                                                   ----------------   ----------------
Total Current Assets                                                       350,366            301,281
Property, plant and equipment, net                                          71,133             82,623
Goodwill                                                                                       67,967
Other assets                                                                16,405              2,576
                                                                   ----------------   ----------------
TOTAL                                                                     $437,904           $454,447
                                                                   ================   ================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Amounts due banks                                                            $21,211             $2,829
Accounts payable, accrued expenses and other current liabilities             195,859            195,113
                                                                     ----------------   ----------------
Total Current Liabilities                                                    217,070            197,942
Long-term debt                                                                17,519
Other liabilities                                                              1,398              1,557

Stockholders' equity                                                         201,917            254,948
                                                                     ----------------   ----------------
TOTAL                                                                       $437,904           $454,447
                                                                     ================   ================

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s performance. These statements are based on management’s estimates, assumptions and projections and are not guarantees of future performance. The Company assumes no obligation to update these statements. Actual results may differ materially from results expressed or implied in these statements as the result of risks, uncertainties and other factors including, but not limited to: (a) unanticipated variations in sales volume, (b) economic conditions and exchange rates, (c) actions by competitors, (d) the continuation of key vendor relationships, (e) the ability to maintain satisfactory loan agreements with lenders, (f) risks associated with the delivery of merchandise to customers utilizing common carriers, (g) the operation of the Company’s management information systems, and (h) unanticipated legal and administrative proceedings. Please refer to the Forward Looking Statements section contained in Item 7 of the Company’s Form 10-K for a more detailed explanation of the inherent limitations in such forward-looking statements.

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